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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.       )

                              QUALITY DINING, INC.
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                            Name of Subject Company

                              QUALITY DINING, INC.
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                       (Name of Persons Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                  747456P 10 5
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                     (CUSIP Number of Class of Securities)

                              John C. Firth, Esq.
            Executive Vice President, General Counsel and Secretary
                              Quality Dining, Inc.
                           4220 Edison Lakes Parkway
                            Mishawaka, Indiana 46545
                           Telephone: (219) 271-4600
                           Facsimile: (219) 243-4393
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 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                          Lawrence Lederman, Esq. and
                             Robert S. Reder, Esq.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                            New York, New York 10005
                           Telephone: (212) 530-5000
                           Facsimile: (212) 530-5219
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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Quality Dining, Inc., an Indiana corporation (the "Company"). The principal executive offices of the Company are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545 and its phone number is (219) 271-4600.

     The class of equity securities to which this statement relates is the common stock, no par value, of the Company (the "Common Stock"). As of May 19, 2000, 12,287,103 shares of Common Stock were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer statement filed with the Securities and Exchange Commission (the "SEC"), Schedule TO, on May 9, 2000 ("Schedule TO"), by QDI Acquisition LLC, a Delaware limited liability company ("QDI Acquisition") and wholly-owned subsidiary of NBO, LLC, a Michigan limited liability company ("NBO", and together with "QDI Acquisition", the "Bidder"), to purchase all of the Common Stock outstanding, and the related rights to purchase shares of the Series B Participating Cumulative Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 27, 1997 (the "Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to KeyCorp Shareholder Services, Inc., as Rights Agent, at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase, dated May 9, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any supplements or amendments thereto, collectively constitute the "Offer"). The Offer to Purchase states that the principal executive offices and phone number of the Bidder are: 25800 Northwestern Highway, Suite 750, Southfield, Michigan 48075;
(248) 262-1000.

     According to the Offer to Purchase, the purpose of the Offer is for the Bidder to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. According to the Offer to Purchase, NBO currently intends, promptly following consummation of the Offer, to seek to have the Company consummate a merger or similar business combination with QDI Acquisition or another direct or indirect wholly-owned subsidiary of NBO (the "Merger"), pursuant to which each then outstanding Share (other than Shares held by QDI Acquisition, NBO or any of their respective wholly-owned subsidiaries, treasury shares and Shares held by the Company's shareholders who properly exercise dissenter's rights available to them under Chapter 44 of the Indiana Business Corporation Law (the "IBCL")) would be converted into the right to receive in cash the price per Share paid by QDI Acquisition pursuant to the Offer, without interest. If QDI Acquisition and NBO collectively own at least 90% of the outstanding Shares following the consummation of the Offer or otherwise, the Offer to Purchase states that NBO intends to attempt to effect the proposed Merger pursuant to the "short-form merger" provisions of Section 23-1-40-4 of the IBCL immediately following the purchase of Shares in the Offer.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement for the 2000 Annual Meeting of shareholders, dated February 4, 2000 (the "Proxy Statement") under the following headings: "Summary Compensation Table," "Employment Agreements," "Compensation of Directors," "Stock Options," "401(k) and Deferred Compensation Savings Plan," "Long Term Incentive Plans," "Leases of Headquarters Building and Restaurant Facilities," "Transportation Services" and "Administrative Services," A copy of the pertinent portions of the Proxy Statement is attached as Annex I hereto, and such portions are incorporated herein by reference.

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     Except as discussed herein or incorporated herein by reference, to the best knowledge of the Company, as of the date hereof there exists no other material agreement, arrangement or understanding and no actual or potential conflict of interests between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Bidder or its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     At a meeting of the Company's Board of Directors (the "Board") held on May 19, 2000, the Board, by a unanimous vote, determined that the Offer is inadequate and not in the best interests of the Company and the Company's shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES TO THE BIDDER.

     The letter to the Company's shareholders communicating the Board's recommendation and form of press release announcing such recommendation are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

  Background

     On March 22, 1999, David W. Schostak and Mark S. Schostak, who together with Jerome L. Schostak and Robert I. Schostak are members of NBO (the "Schostaks"), met with Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of the Company, and John C. Firth, Executive Vice President, General Counsel and Secretary of the Company, purportedly to discuss the Company's businesses and operations. During the meeting, the Schostaks requested sensitive, confidential information about the Company. The Company determined it was not appropriate to provide such information to the Schostaks, who operate businesses which are direct competitors with the Company. Following that meeting on March 26, 1999, NBO and the Schostaks filed a Schedule 13D indicating that they owned 9.5% of the outstanding shares of Common Stock and voicing their concern as to whether the Company was taking all possible steps to enhance shareholder value.

     On August 22, 1999, David Schostak met with Daniel B. Fitzpatrick and proposed that Mr. Fitzpatrick join with NBO to structure a going private transaction for the Company. Mr. Fitzpatrick declined this suggestion, advising Mr. Schostak that he did not believe such a transaction would be in the best interests of all of the Company's shareholders at that time.

     Subsequent to these meetings, representatives of NBO made several requests of executives of the Company for a meeting with the Board to discuss the future of the Company and possible strategic alternatives. However, given the fact that, during the previous meetings, NBO did not make a proposal for a business combination but only requested confidential information and suggested that management cooperate with NBO to structure a going private transaction, the Board was reluctant to continue any further discussions with NBO.

     On October 1, 1999, David W. Schostak, on behalf of NBO, sent a letter formally requesting a meeting with the Board to discuss a possible acquisition of the Company by NBO or its affiliates.

     In a letter dated October 13, 1999 from John C. Firth to David W. Schostak, the Company stated that the meeting requested by NBO was not necessary and would not be productive. The letter informed NBO that the Board believed that the Company's strategic plan, with its focus on optimizing cash flow, reducing debt and disposing of underperforming assets, coupled with measured growth and a moderate share repurchase program, represented the best opportunity to maximize long-term shareholder value.

     On January 13, 2000, NBO filed a preliminary proxy statement with the SEC expressing its intention to (i) nominate two individuals for election to the Board and (ii) seek approval of a non-binding shareholder proposal relating to the termination of the Company's Rights Agreement at the 2000 Annual Meeting of Shareholders to be held on March 7, 2000 (the "Annual Meeting"). Thereafter, NBO commenced a proxy solicitation of the Company's shareholders seeking support for its proposals.

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     On February 22, 2000, David W. Schostak, on behalf of NBO, sent a letter to the Board proposing a "friendly" cash merger transaction with an entity to be formed by NBO in which a cash price of $5.00 per Share would be paid to the Company's shareholders (other than NBO) for all of their Shares. In response, on February 23, 2000, John C. Firth sent a letter to NBO on behalf of the Company stating that, among other things, the Board to be elected at the Annual Meeting would, in accordance with its fiduciary duties, evaluate the fairness of NBO's offer in the context of the Company's long-term strategy, as well as NBO's ability to finance and complete the transaction. The letter also requested evidence of NBO's ability to finance the proposed acquisition and asked that NBO withdraw its solicitation of proxies for NBO's nominees as directors in view of the conflicts inherent in NBO's status as a bidder for the Company.

     By letter dated February 28, 2000, David W. Schostak, on behalf of NBO, informed the Board that its $5.00 per share cash merger proposal would no longer be subject to a financing condition and that NBO had the financial wherewithal to consummate the proposed merger. On February 28, 2000, the Company issued a press release in which Daniel B. Fitzpatrick stated, among other things, that the Company believed that because NBO's offer remained subject to a full due diligence review, this condition had exactly the same effect as a financing condition. Mr. Fitzpatrick also stated that NBO still had not provided any assurances that it could obtain the necessary financing for its acquisition proposal, despite the Company's request for such evidence.

     On March 7, 2000, at the Annual Meeting, NBO' s nominees and non-binding shareholder proposal relating to the Company's Rights Agreement were defeated. In the final report of the independent inspectors, the Board's nominees for director received approximately 67% of the total votes cast and NBO's shareholder proposal was defeated by a margin of approximately 2 to 1. In addition, at the Annual Meeting David W. Schostak publicly advocated that the Board sell the Company to Daniel B. Fitzpatrick who, Mr. Schostak said, was in the best position to the buy the Company.

     On March 13, 2000, the Board publicly announced that it had advised NBO that there was no basis for further discussions of NBO's previous $5.00 per Share offer in light of the highly conditional nature of the proposal. The Board noted that NBO had not provided evidence satisfactory to the Company of its ability to finance the transaction and that the transaction was subject to NBO's due diligence review of the Company, which effectively made the offer subject to a financing condition.

     On April 4, 2000, in a press release, the Company announced that in accordance with the provisions of the Rights Agreement, the Board had authorized Daniel B. Fitzpatrick and any of his affiliates or associates to purchase up to 1,000,000 additional shares of Common Stock. The Company further announced that Mr. Fitzpatrick and other members of management may purchase shares of Common Stock from time to time in the open market or in privately negotiated transactions depending on market conditions and other considerations.

     On April 6, 2000, David W. Schostak sent a letter to the Board, criticizing the Board's actions in authorizing the purchases of Common Stock discussed above and requesting that the Board waive the purchase restrictions found in the Rights Agreement for all shareholders. NBO also repeated its past request that the Company be sold.

     On April 14, 2000, the Company issued a press release stating that NBO had misinterpreted the Company's April 4, 2000 announcement and indicating that, among other things, an independent committee of the Board had been appointed and that such committee had reconfirmed the Board's actions, the Board has always believed that purchases of the Company's Common Stock by its employees, including Mr. Fitzpatrick, is beneficial to and in the best interest of the Company and its other shareholders, the Board did not view additional share ownership by Daniel B. Fitzpatrick (which is limited to 1 million additional shares) as a threat to the Company or a precursor to a change of control, Daniel
B. Fitzpatrick would only purchase the Shares in the market when the Company advises him that it is not in the market to repurchase Shares and that neither Daniel B. Fitzpatrick nor the Company would coordinate their purchases with any other person.

     On April 18, 2000, NBO announced its intention to commence the Offer. The announcement indicated that, following completion of the Offer, NBO intended to effect a merger in which all remaining shareholders

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of the Company would receive the same consideration paid in the Offer in exchange for their Shares. Also, on April 18, 2000, Mr. David W. Schostak, on behalf of NBO, sent a letter to the Board asking the Board to give the Company's shareholders the right to decide whether to accept Parent's $5.00 per Share offer. NBO formally commenced the Offer on May 9, 2000.

     On April 19, 2000, NBO filed a Verified Complaint for Injunctive And Declaratory Relief in the United States District Court for the Northern District of Indiana, South Bend Division, naming as defendants the Company, the CEO, certain other directors of the Company, certain unidentified associates and affiliates of the CEO and certain other unidentified members of management. See "-- Item 8. Addition Information -- Litigation" below.

  Reasons

     In reaching the determination and recommendation set forth above, the Board considered numerous factors, including, without limitation, the following:

          (1) The Board's belief that the Offer price does not reflect the inherent value of the Company. In this regard, the Board considered the business, financial condition, results of operations, current business strategy and future prospects of the Company and whether the Offer was reflective thereof, including the opinion of the Company's management that the financial terms of the Offer are inadequate. The opinion of management was based on a variety of factors, including its knowledge of the Company's business and operations and of its strategic objectives and corporate policies and its views as to the prospects of the Company.

          (2) The opinion of McDonald Investments Inc. ("McDonald") that the Offer price is inadequate from a financial point of view as of May 19, 2000. McDonald, who acted as financial advisor to the Company in relation to the Offer, delivered (i) a presentation at the May 19th Board meeting and (ii) a written opinion (the "McDonald Opinion") to the Board stating therein that the consideration of $5.00 per Share being offered to the holders of the Shares pursuant to the Offer is inadequate from a financial point of view to the Company's shareholders (other than the Bidder and its affiliates).

          A copy of the McDonald Opinion is attached as Annex II hereto. THE COMPANY'S SHAREHOLDERS ARE URGED TO READ CAREFULLY THE MCDONALD OPINION IN ITS ENTIRETY.

          (3) The Board's belief that the current stock price of the Common Stock does not reflect the actual value of the Company. As a result of the problems with the Company's bagel franchise business and following the disposition of that business in 1997, the market price of the Common Stock was quite low. In view of the Company's significant debt obligations and the difficult times experienced by restaurant companies in general, the Company's stock price has not recovered. Thus, the Board concluded that the apparent premium associated with the Offer is misleading inasmuch as it does not give full credit to the turnaround in the Company's operations and financial position since the disposition of the bagel franchise business or to the Company's prospects for future growth.

          (4) The Board's belief that, in view of the fact that the Company's stock price does not reflect the progress that the Company has made in recent months or the Company's prospects for future growth, the Offer is an attempt by NBO to capture for itself the future growth in revenues, net income and cash flow that will be realized from the implementation of the Board's long-term strategy. In this regard, the Board reviewed the Company's long-term strategy to rebuild the Company and maximize shareholder value by optimizing cash flow, aggressively reducing debt, improving the Company's restaurant operations and disposing of underperforming assets, coupled with measured growth and a moderate stock repurchase program. In its analysis, the Board considered the progress that the Company has made since the Company disposed of its bagel business in October 1997: (A) the reduction of debt from approximately $141 million to $109 million and the replacement of short-term floating rate bank debt with a fixed rate mortgage facility and a bank credit facility, (B) the reengineering of the Company's support structure by reducing the number of home office employees from approximately 220 to 70, (C) the installation of state of the art point of sale and information management systems in all of the Company's full service

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     restaurants, allowing management to analyze customer purchasing habits, operating trends and promotional results, (D) the retention of ownership of the Company's valuable real estate, enhancing the Company's ability to participate in cost-saving incentive programs offered by the Company's franchisors, rather than engaging in sale leaseback transactions that might improve the Company's balance sheet in the near term but will not provide long-term benefits, (E) the improvement in the consolidated cash flow margins (as a percentage of its sales) of the Company's Burger King and Chili's restaurants to a level to which the Board believes is significantly better than those of the Company's peers, (F) the bolstering of the development pipeline for future expansion, (G) the repurchase of 562,500 shares of the Company's Common Stock at an aggregate purchase price of approximately $1.3 million and (H) the progress made towards satisfactorily resolving the costly and distracting litigation arising out of the operation and sale of the Company's bagel business.

          (5) The Board's belief that, based on the factors discussed in items
     (1) through (4) above, this is not the right time to sell the Company.

          (6) The Board's belief, based on the outcome of the recent proxy fight initiated by NBO as described above, that the Company's shareholders do not support the Offer. The Board concluded that this view was supported by the fact that NBO first announced its proposal to acquire all the outstanding Shares at a price of $5.00 per Share during the proxy contest and before the final votes were cast.

          (7) The Board's view that, based on the Offer to Purchase, the Bidder will not have available adequate financing to complete the Offer. In this regard, the Board considered the fact that according to the Bidder, the total amount of funds necessary to consummate the Offer, including fees and expenses, will be approximately $57.5 million. The only financing disclosed in the Offer to Purchase, however, is a conditional $55 million commitment from Comerica Bank that has not been finalized by the parties. While the Offer to Purchase states that members of NBO would contribute the remainder of the funds necessary to complete the Offer and the Merger, including in the event that the conditions to funding under the bank commitment are not satisfied, the bank otherwise fails to fund under its commitment or the amount funded under the bank commitment is insufficient to pay for all Shares tendered pursuant to the Offer, the Offer to Purchase contains no information on the financial condition of the members of NBO so as to provide evidence to the Board that such individuals would have sufficient equity to provide such financing.

          The Board also recognized that the Company has approximately $60 million outstanding under its bank revolving credit agreement (the "Revolving Credit Agreement"), and that the change in control of the Company that will result from the consummation of the Offer will trigger a default, giving the banks the right to accelerate and demand payment of all outstanding indebtedness. Given that the Board had no reason to believe that the banks would waive this default and the absence of any plan or proposal on the part of the Bidder to obtain the additional financing necessary to refinance the revolving credit indebtedness, the Board concluded that to fully finance this transaction and effectively consummate the Offer, NBO and its members may have to obtain upwards of approximately $117.5 million. Furthermore, because the only financing arrangement disclosed by the Bidder is the $55 million commitment discussed above, which by the Bidder's own admission may have to be supplemented and/or replaced by capital contributions from NBO's members whose financial condition is unknown to the Board, the Board concluded that the Offer is effectively conditioned on financing which is not readily available and therefore is, in effect, illusory.

          (8) The Board's belief that, based on certain conditions associated with the Offer, the Offer will not succeed. According to the Offer to Purchase, there are significant uncertainties and contingencies associated with the Offer, including conditions which (i) are in the sole discretion of the Bidder, (ii) are subject to external events not directly related to the Company or (iii) are not within the control of the Company or the Bidder. Included among these contingencies is the condition that the Offer not cause the Company to be in default under any instrument evidencing its existing indebtedness. As discussed above, the Company has approximately $59 million outstanding under the Revolving Credit Agreement which may be accelerated and become payable if the Offer is consummated. Given that the Board has no reason

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     to believe that the banks would waive this default and there is no indication of any plan or proposal to obtain or to refinance such indebtedness in the Offer to Purchase, the Board concluded that it is likely that this condition will not be satisfied.

          The Board also noted that if the Offer is consummated, the Company will be in breach of its franchise agreements with its principal franchisors. Currently, the Company generates over 60% of its revenues from operating as a franchisee of both the Burger King and Chili's restaurant concepts. The franchise agreements governing these arrangements require the approval of the franchisor in order to consummate a transaction such as the one proposed by NBO. The Offer to Purchase fails to describe the need to obtain these consents, even though the Board believes that the Schostaks, who are also Burger King franchisees, are aware of these requirements. Given that the Offer to Purchase is silent on this issue and the Board has no reason to believe that the franchisors would give these consents to NBO, the Board concluded that the Bidder will not consummate the Offer in light of this contingency.

          The Board concluded that the failure to obtain the foregoing bank and franchisor consents and the potential breaches and losses that would result from such a failure would have a material adverse impact on NBO's ability to obtain funding under the Comerica Bank commitment. In fact, the Board determined that no third party lender, or for that matter the Schostaks themselves, would be willing to finance the Offer and the Merger under circumstances in which the Company's banks and franchisors had not approved the change of control. This determination further supported the Board's view that the Offer will not be consummated and is illusory.

          (9) The destabilizing effect that the Board believed an unsuccessful Offer would have on the Company's employees, franchisors and other constituents.

     In light of the above factors, the Board determined that the Offer is not in the best interests of the Company and the Company's shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that the Company's shareholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

     To the Company's knowledge after reasonable inquiry, none of the Company's executive officers, directors or affiliates currently intends to tender any of the Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     McDonald Investments Inc.

     Pursuant to a letter agreement, dated May 9, 2000 (the "Letter Agreement"), the Company has retained McDonald in connection with the Offer. Pursuant to the Letter Agreement, the Company (i) paid McDonald a retainer fee of $100,000 upon the execution of the Letter Agreement and (ii) agreed to pay McDonald a fee of $250,000 for McDonald's services in rendering the McDonald Opinion, promptly upon delivery of an oral McDonald Opinion, with such opinion to be confirmed in writing and updated as needed.

     The Company also agreed that if a transaction takes place involving (i) a merger, consolidation, reorganization pursuant to which the Company is acquired by or is combined with any person or entity ("Acquiring Entity") or (ii) the acquisition by an Acquiring Entity of (X) all or a substantial portion of the assets of the Company or (Y) securities representing 50% or more of the total voting power of the Company (a "Transaction"), the Company will pay McDonald a transaction fee equal to 1% ("Transaction Fee") of the
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transaction value upon the consummation of any Transaction. Under the Letter
Agreement, the transaction value means the sum of (i) the total amount of cash paid, (ii) the fair market value of any assets, securities or other property or rights transferred in payment (including, payments to be made under non-competition or similar arrangements and any deferred or contingent payments), (iii) the principal amount of any indebtedness for borrowed money appearing on the most recent balance sheet of the Company prior to the consummation of any Transaction and (iv) the aggregate amount of any dividends or other distributions declared by the Company with respect to its stock after the date of the Letter Agreement, other than normal recurring cash dividends in amounts not materially greater than currently paid.

     The Company has also agreed to reimburse McDonald for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties under the Letter Agreement. These expenses, however, do not include legal fees and expenses relating to legal due diligence, if any, undertaken on behalf of McDonald on the Company. In addition the Company has agreed to indemnify McDonald against certain liabilities in connection with their engagement.

     The Company also has agreed that, for a period of 18 months subsequent to the date of the Letter Agreement, McDonald has the option ("Right of First Refusal") to serve as (i) the Company's exclusive financial advisor in connection with any proposed Transaction and in connection with any proposed acquisition by the Company or any of its subsidiaries of any other person, business or entity; and (ii) a managing underwriter or exclusive placement agent in connection with any proposed primary or secondary offerings of debt or equity securities by the Company or any of its subsidiaries. The terms of such retention will be set forth in a separate agreement.

     The Letter Agreement may be terminated by either party at any time upon receipt of 60 days prior written notice without liability or continuing obligation except that (i) the provisions relating to the indemnification of McDonald and the Right of First Refusal will survive any such termination; (ii) the Company will remain liable for McDonald's reasonable out-of-pocket expenses incurred and fees earned up to the time of the termination; and (iii) if a Transaction involving the Company is consummated within 18 months subsequent to the date of the Letter Agreement or if a definitive agreement with respect to such sale which is subsequently consummated is entered into during such period, the Company will remain obligated to pay McDonald the Transaction Fee.

     McDonald is an investment banking firm engaged on a regular basis to provide a range of investment banking and financial advisory services, including the valuation of businesses and their securities in connection with mergers and acquisitions.

  Georgeson Shareholder Communications, Inc.

     The Company has also retained Georgeson Shareholder Communications, Inc. ("Georgeson") to assist the Company with its communications with the Company's shareholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Georgeson reasonable and customary compensation for its services and will reimburse Georgeson for its reasonable out-of-pocket expenses incurred in connection therewith. In addition, the Company has agreed to indemnify Georgeson against certain liabilities in connection with their engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     On April 6, 2000, April 10, 2000, April 12, 2000 and April 14, 2000, Daniel
B. Fitzpatrick, Chairman of the Board, President and CEO of the Company, purchased 10,000, 20,000, 20,000 and 15,000 Shares, respectively, in the open market. Mr. Fitzpatrick paid $2.28 per share for the first three purchases and $2.21 per share for the last purchase.

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     On April 4, 2000, Philip J. Faccenda, Inc., a holding company of which
Philip J. Faccenda, a director of the Company, is the majority shareholder and has investment control of, purchased 10,000 Shares in the open market at a price of $2.25 per share. In addition, on May 1, 2000, the Company awarded Mr. Faccenda options to purchase 2,000 Shares at $2.875 per share pursuant to the Company's 1999 Outside Directors Stock Option Plan (the "Outside Directors Plan"); such options will be exercisable six months after the date of the grant.

     On April 7, 2000, Bruce M. Jacobson, a director of the Company, purchased 7,500 Shares in the open market at a price of $2.37 per share. In addition, on May 1, 2000, the Company awarded Mr. Jacobson options to purchase 2,000 Shares at $2.875 per share pursuant to the Outside Directors Plan; such options will be exercisable six months after the date of the grant.

     On May 1, 2000, the Company awarded each of the following options to purchase 4,000 Shares at $2.875 per share pursuant to the Outside Directors
Plan: Ezra H. Friedlander, Steven M. Lewis and Christopher J. Murphy III; such options will be exercisable six months after the date of the grant.

     Except as described above, to the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as described above under "Background," no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     No negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or
(iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     According to the Bidder's Offer to Purchase, the purpose of the Offer is to enable the Bidder to acquire control of, and ultimately the entire equity interest in, the Company. The Bidder currently intends, following completion of the Offer, to seek to consummate the proposed Merger. In general, pursuant to the IBCL, the approval of both the shareholders and the board of directors of a corporation is required to effect a proposed merger of that corporation with or into another corporation except that no shareholder approval is required in the case of a corporation merging with a parent that owns 90% or more of the corporation pursuant to the provisions of Section 23-1-40-4 of the IBCL. A merger effected pursuant to such provision is referred to herein as a "short-form merger." If the Offer is consummated and Bidder acquires 90% or more of the outstanding Shares pursuant to the Offer (and subsequent purchases, if any), according to the Offer to Purchase it will seek to effect the proposed Merger as a short-form merger promptly thereafter. If the Offer is consummated and the Bidder acquires less than 90% of the outstanding shares pursuant to the Offer (and subsequent purchases, if any), the Merger can only be effected with the approval of the Board and the Company's shareholders.

     Certain terms of the Company's Restated Articles of Incorporation (the "Articles"), the Company's By-laws (the "By-laws"), certain of the Company's contractual obligations (including the Rights Agreement) and Chapters 42 and 43 of the IBCL may affect the ability of the Bidders to obtain control of the Company and to cause the consummation of the proposed Merger.

     (a) Classified Board

     Unless the proposed Merger is consummated pursuant to a short-form merger, approval by the Board will be required under the IBCL to effect the proposed Merger. If the Board in office at the time of the consummation of the Offer were to refuse to approve the proposed Merger (or any transaction or corporate action proposed by the Bidder that required the approval of the Board), the Bidder, in order to consummate such transaction or cause the Company to take such action, would have to replace at least a majority of the Board with its own designees. Certain provisions of the Articles and By-laws could prevent the Bidder from replacing or electing a majority of the Board for up to two years. Pursuant to
Section 2.1 of the By-laws, the Board is divided into three classes with each class elected for a term of three years and one class elected at the Company's annual meeting of shareholders each year. Pursuant to Section 6.6 of the Articles, directors can be removed from the Board only for cause and only by the affirmative vote of holders representing two-thirds or more of all the Shares entitled to vote for the election of directors (the "Director Removal Provision"). As a result of these provisions, at least two annual meetings of the Company's shareholders, absent the directors' removal in accordance with the Director Removal Provision or their resignations, would be required to elect new directors comprising a majority of the Board who could approve the proposed Merger (or any similar transaction requiring the approval of the Board). Under the IBCL, a company's by-laws may be amended only by the board of directors, unless such company's articles of incorporation provide otherwise. The Articles do not provide that the Company's shareholders may amend the By-laws.

     (b) Shareholder Meetings

     In the event that a special meeting of shareholders is necessary to effect the proposed Merger, certain By-law provisions relating thereto could further impede the Bidders' ability to call such a meeting. Section 1.3 of the By-laws provides that special meetings of the Company's shareholders can be called only by the Chairman of the Board, by vote of the Board, or at the request of 80% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The Bidder, according to the Offer to Purchase will seek to have either the Chairman of the Board or the Company Board call a special meeting if it becomes necessary to effect the proposed Merger.

     (c) Supermajority and "Fair Price" Clauses

     Article VIII of the Articles requires the approval of the holders of two-thirds of the outstanding voting stock of the Company and not less than a majority of the outstanding voting stock held by the Company's shareholders other than a "Related Person" (as defined below) to a approve a "Business Combination" (as defined below) with a Related Person (together, the "Supermajority Voting Requirement"), unless: (i) the "Continuing Directors" (as defined below) of the Company, by at least a two-thirds vote of such Continuing Directors, have expressly approved such Business Combination prior to such Related Person's having become a Related Person or have otherwise approved the Business Combination or (ii) certain fair price and other provisions of the Articles are met. Amending the Supermajority Voting Requirement requires the affirmative vote of two-thirds of all outstanding shares of voting stock and approval by the holders of a majority of the outstanding voting shares held by the Company's shareholders other than any Related Person.

     The Supermajority Voting Requirement contained in Article VIII of the Articles would not be applicable to a Business Combination where all of the following "fair price" and other conditions are satisfied: (a) the consideration per share to be paid to the Company's shareholders in the Business Combination is not less than the higher of: (1) the highest price paid by the Related Person (including commissions and solicitation fees) within the two years preceding the announcement of the Business Combination, plus interest calculated from the time such person became a Related Person, less dividends paid (up to the amount of interest accrued) and (2) the fair market value of the Shares during the 30 days preceding such announcement; (b) the consideration is in the same form as paid by the Related Person in acquiring a majority of its Shares; (c) the Related Person, after becoming such but before consummation of the Business Combination
(1) takes steps to ensure that the Board shall be comprised of Continuing Directors at least in proportion to the fraction of voting stock owned by persons other than Related Persons; (2) does not acquire any shares from the Company; (3) does not acquire any voting stock or equivalents; and (4) except as approved by a majority of Continuing Directors, does not receive financial assistance from the Company or make any major changes in the Company's business or equity capital structure or enter into any contract or understanding with the Company; and (d) mails a proxy or information statement satisfying the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder to all holders of voting stock.

     The term "Affiliate" has the same meaning as in Rule 12b-2 under the Exchange Act.

     The term "Associate" with respect to any person means (1) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the Beneficial Owner of five percent (5%) or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person, or (4) any investment company registered under the Investment Company Act of 1940, as amended, for which such person or any Affiliate of such person serves as investment advisor.

     The term "Beneficial Owner" means any person, or any of such person's Affiliates and Associates, who beneficially owns, directly or indirectly, any voting stock of the Company, who has the right to acquire (whether or not such right is exercisable immediately) or vote any such beneficial ownership pursuant to any agreement, contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise or who has an agreement, arrangement or understanding with any other person for the purpose of acquiring, holding, voting or disposing of any voting shares of the Company.

     The term "Business Combination" means (1) the sale, exchange, lease, transfer, or other disposition to or with a Related Person or any Affiliate or Associate of such Related Person by the Company or any of its subsidiaries of all or substantially all, or any Substantial Part, of its or their assets or businesses (including, without limitation, securities issued by a subsidiary, if any); (2) the purchase, exchange, lease, or other acquisition by the Company or any of its subsidiaries of all or substantially all, or any Substantial Part, of the assets or business of a Related Person or any Affiliate or Associate of such Related Person; (3) any merger or consolidation of the Company or any subsidiary thereof into or with a Related Person or any Affiliate or Associate of such Related Person or into or with another Person which, after such merger or consolidation, would be an Affiliate or an Associate of a Related Person, in each case irrespective of which Person is the surviving entity in such merger or consolidation; (4) any reclassification of securities, recapitalization, or other transaction (other than a redemption in accordance with the terms of the security redeemed) which has the effect, directly or indirectly, of increasing the proportionate amount of shares of voting stock of the Company or any subsidiary thereof which are Beneficially Owned by a Related Person, or any partial or complete liquidation, spinoff, splitoff, or splitup of the Company or any subsidiary thereof, unless approved by a majority of the Continuing Directors; or (5) the acquisition upon the issuance thereof of Beneficial Ownership by a Related Person of shares of voting stock or securities convertible into shares of voting stock or any voting securities or securities convertible into voting securities of any subsidiary of the Company, or the acquisition upon the issuance thereof of Beneficial Ownership by a Related Person of any rights, warrants, or options to acquire any of the foregoing or any combination of the foregoing shares of voting stock or voting securities of a subsidiary, if any.

     The term "Continuing Director" means any member of the Board who is not associated with the Related Person and was a member of the Board prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is not associated with the Related Person and is recommended to succeed a Continuing Director by not less than two-thirds of the Continuing Directors then on the Board.

     The term "fair market value" means, with respect to any period of time, means (i) the highest closing sale price during such period if such stock is listed on a securities exchange registered under the Exchange Act or, (ii) if such stock is not listed on any such exchange, the highest closing bid quotation with respect to such stock during such period on the National Association of Securities Dealers, Inc. Automated Quotation System or any similar system then in use or, (iii) if no such quotations are available, the fair market value of such stock on the last day of the period as determined by the Continuing Directors in good faith.

     The term "Related Person" means any person (other than the Company or any subsidiary of the Company or the Continuing Directors, singly or as a group) who or that: (1) is the Beneficial Owner, directly or indirectly, of more than ten percent (10%) of the voting power of the outstanding shares of voting stock and who has not been the Beneficial Owner, directly or indirectly, of more than ten percent (10%) of the voting power of the outstanding shares of voting stock for a continuous period of two years prior to the date in question; (2) is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question (but not continuously during such two-year period) was the Beneficial Owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding shares of voting stock; or (3) is an assignee of or has otherwise succeeded to any shares of the voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

     A Related Person shall be deemed to have acquired a share of the Company at the time when such Related Person became the Beneficial Owner thereof. For the purposes of determining whether a person is the Beneficial Owner of ten percent (10%) or more of the voting power of the then outstanding voting stock, the outstanding voting stock shall be deemed to include any voting stock that may be issuable to such person pursuant to a right to acquire such voting stock and that is therefore deemed to be Beneficially Owned by such person. A person who is a Related Person at (1) the time any definitive agreement relating to a Business Combination is entered into, (2) the record date for the determination of the shareholders entitled to notice of and to vote on a Business Combination, or (3) the time immediately prior to the consummation of a Business Combination shall be deemed a Related Person.

     A Related Person shall not include the Board acting as a group. In addition, a Related Person shall not include any person who possesses more than ten percent (10%) of the voting power of the outstanding shares of voting stock of the Company at the time of filing the Articles.

     The term "Substantial Part" means properties and assets having an aggregate fair market value, as determined by at least a majority of the Continuing Directors, of more than 10% of the total consolidated assets of the Company and its subsidiaries as determined immediately prior to the transaction in question.

     According to the Offer to Purchase, the Bidder believes that it will be deemed to be a Related Person for purposes of Article VIII of the Articles upon consummation of the Offer.

     The foregoing summary of certain provisions of the Articles and the By-laws are qualified in their entirety by reference to the text thereof as filed by the Company with the SEC.

     (d) Business Combination Statute

     Chapter 43 of the IBCL establishes a five-year period beginning with the date that a person becomes a beneficial owner of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes the Company) during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors of the resident domestic corporation approves the acquisition of such interest or the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority of the disinterested shares, or if the offer meets specified fair price criteria. The minimum price for shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

     A resident domestic corporation may elect not to be covered by Chapter 43 by the adoption of an amendment to its articles of incorporation. The amendment must be approved by a majority vote of the holders of all of the outstanding shares other than those shares held by the acquiring shareholder, and the acquiring shareholder is not entitled to vote. The amendment, once adopted, is not effective until 18 months following the shareholder vote, and does not apply to any business combination with an acquiring shareholder who acquired his shares before the effective date of the amendment.

     The Company's Articles do not exclude the Company from Chapter 43 of the IBCL.

     The foregoing summary of the Business Combination Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter 43 of the IBCL.

     (e) Control Share Statute

     Under Chapter 42 of the IBCL, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders, principal place of business, principal office or substantial assets within Indiana, and in which more than 10% of its shareholders are Indiana residents, more than 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents, which definition includes the Company) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth or more but less than one-third of all voting power, one-third or more but less than a majority of all voting power, or a majority or more of all voting power (a "Control Share Acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("Control Shares"), and the Control Shares have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control Shares as to which the required notice has not been filed and any Control Shares not accorded full voting rights by the shareholders may be redeemed at fair value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a Control Share Acquisition has occurred (the Company is authorized to make such a redemption). The Company's shareholders are entitled to dissenter's rights with respect to the Control Share Acquisition in the event that the Control Shares are accorded full voting rights and the acquiring person has acquired Control Shares with a majority of all voting power.

     The Control Share statute does not apply if, before a Control Share Acquisition is made, the company's articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. The Articles and By-laws do not exclude the Company from the Control Share statute.

     The foregoing summary of the Control Share statute does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter 42 of the IBCL.

     (f) State Takeover Statutes

     Many states (including Indiana, where the Company is incorporated) have adopted takeover laws and regulations that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     Indiana has a takeover offers statute that by its terms would be applicable to the Offer. This statute requires the Bidders to file a takeover offer statement with the Indiana Securities Commissioner (the "Commissioner"). The Commissioner will hold a hearing within 20 business days thereafter to determine whether the takeover offer statement provides full and fair disclosure and, according to the statute, the Commissioner has the power to prohibit purchases under the Offer unless the takeover offer statement is deemed adequate by the Commissioner.

     (g) The Rights Agreement

     On March 27, 1997, the Company adopted the Rights Agreement. Under the Rights Agreement, holders of outstanding shares of Common Stock on April 11, 1997 received one Right for each share of Common Stock that they held. Initially, each Right represented the right to purchase one one-hundreth
( 1/100th) of a share of the Company's Series B Participating Cumulative Preferred Stock ("Series B Preferred Stock") at an exercise price of $75.00. The Rights are not exercisable or separately transferable until the earlier of the time: (i) that the Company learns that a person has acquired beneficial ownership of more than 15% of the Company's outstanding Common Stock; or (ii) such date, if any, as the Board of Directors may designate after a person commences or discloses an intent to commence a tender or exchange offer for outstanding Common Stock which could result in such person becoming the beneficial owner of more than 15% of such shares.

     Any person or group that beneficially owned more than 15% of the outstanding Common Stock on the date of the Rights Agreement is not be deemed an "acquirer" as to shares of Common Stock held as of the date of the Rights Agreement; however, any additional acquisition of shares (other than from the Company or pursuant to any employee benefit or compensation plan of the Company) without the prior approval of the Board will make the person or group an acquirer.

     If an acquirer becomes the beneficial owner of more than 15% of the Company's Common Stock, or a 15% beneficial owner acquires additional shares without approval, each holder of a Right, other than such person or related parties, will be entitled to purchase, for the Right's then-current exercise price, that number of 1/100ths of a share of Series B Preferred Stock equal to the number of shares of Common Stock that at the time of such event would have a market value of twice the Right's exercise price. Similarly, if after the Rights become exercisable, an acquirer consummates one of a variety of business combinations with the Company, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of the company surviving the business combination that have a book or market value of twice the Right's exercise price.

     The Company may redeem the Rights for $0.01 in cash or securities at any time prior to the Rights becoming exercisable or the expiration of the Rights on March 27, 2007.

     The Series B Preferred Stock will be entitled to all the rights and privileges set forth in the Articles of the Company and, in addition, will have the following features:

     1. Dividends. The holders of Series B Preferred Stock will be entitled to receive (a) quarterly cumulative dividends payable in cash in an amount per share equal to $0.01 per share less the amount of cash dividends received pursuant to the following clause (b) (but not less than zero) and (b) cash and in-kind dividends on each payment date for similar dividends on the Common Stock in an amount per whole share of Series B Preferred Stock equal to 100 (which number is subject to adjustment to reflect stock dividends, subdivisions or combinations of the outstanding Common Stock) times the per share amount of all cash dividends then to be paid on each share of Common Stock.

     2. Voting Rights. The holders of Series B Preferred Stock will be entitled to vote on each matter on which holders of Common Stock are entitled to vote and will have 100 votes (subject to adjustment as described above) for each whole share of Series B Preferred Stock held. Holders of any fraction of a share of

Series B Preferred Stock that is not smaller than 1/100th of a share will be entitled to vote such fraction. Holders of Series B Preferred Stock have certain special voting rights in the election of directors when the equivalent of six quarterly dividends are in default.

     3. Certain Restrictions. Whenever quarterly dividends or distributions on the Series B Preferred Stock are in arrears, the Company's right to declare or pay dividends or other distributions on, redeem, or purchase, any shares of stock ranging junior to, or on parity with, the Series B Preferred Stock will be subject to certain restrictions.

     4. Liquidation Rights. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of any shares of Series B Preferred Stock will be entitled to receive, before any distribution is made to holders of shares of stock ranking junior to the Series B Preferred Stock or any distribution (other than a ratable distribution) is made to the holders of stock ranking on parity with the Series B Preferred Stock, an amount equal to the accrued dividends thereon plus the greater of (a) $0.01 per share or (b) an amount per share equal to 100 (subject to adjustment as described above) times the amount per share to be distributed to holders of Common Stock; provided that in no event will the amount or amounts, if any, exceed $100 per share plus accrued dividends in the case of involuntary liquidation, dissolution or winding up of the surviving company.

     5. Redemption. The shares of Series B Preferred Stock will not be redeemable. The Company may, however, purchase shares of Series B Preferred Stock in the open market or pursuant to an offer to a particular holder or holders.

     6. Consolidation, Merger and Other Transactions. In the event of a consolidation, merger or other transaction in which the shares of Common Stock are exchanged for, or converted into, other securities, cash or any other property, the shares of Series B Preferred Stock will be similarly exchanged or converted.

     7. Fractional Shares. Shares of Series B Preferred Stock will be issuable in whole shares or in any fraction that is not smaller than 1/100th of a share or any integral multiple of such fraction, subject to certain adjustments. In lieu of issuing fractional shares, the Company may issue certificates or depository receipts evidencing such authorized fraction of shares or, in the case of fraction other than 1/100th and integral multiples thereof, pay registered holders cash equal to the same fraction of the current market value of a share of Series B Preferred Stock (if any are outstanding) or the equivalent number of shares of Common Stock.

     The foregoing summary of certain provisions of the Rights Agreement is qualified in their entirety by reference to the text of the Rights Agreement as filed by the Company with the SEC.

     (h) Litigation

     On April 19, 2000, NBO filed a Verified Complaint For Injunctive And Declaratory Relief in the United States District Court for the Northern District of Indiana, South Bend Division (the "Court"), naming as defendants the Company, Daniel B. Fitzpatrick, certain other directors of the Company, certain unidentified associates and affiliates of Daniel B. Fitzpatrick and certain other unidentified members of management. The Complaint alleges, among other things, that the director defendants' decision to authorize Daniel B. Fitzpatrick and/or his associates and affiliates and/or other members of management to acquire up to 1,000,000 additional shares of the Company's Common Stock without triggering the Company's Rights Agreement would give management effective control of the Company without the payment of a control premium and would thwart NBO's tender offer. The Complaint alleges that this decision was not made in good faith after a reasonable investigation of the consequences, and was in breach of the director defendants' fiduciary duties. The Complaint also alleges violations of the federal securities laws. The Complaint seeks injunctive and declaratory relief.

     On April 24, 2000, the Company and Daniel B. Fitzpatrick entered into an agreement with NBO pursuant to which (a) Daniel B. Fitzpatrick agreed that he will not, and will cause his affiliates and associates not to, purchase or otherwise acquire any additional shares of Common Stock until June 15, 2000, (b) the Company agreed that it will not, and will cause each of its executive officers and directors not to, purchase or otherwise acquire any shares of Common Stock until June 15, 2000, and (c) NBO agreed not to seek a temporary restraining order or preliminary injunction in the above noted lawsuit against such purchases that would take effect prior to June 15, 2000. Notwithstanding the foregoing, the agreement did not restrain NBO from requesting, and NBO has requested, that the court in the above noted lawsuit schedule a preliminary injunction hearing prior to June 15, 2000, and order expedited discovery.

     On May 9, 2000, the Company, Daniel B. Fitzpatrick and other defendants moved to dismiss NBO's complaints for failure to state a claim and comply with pleading requirements imposed by federal securities law. The Court has indicated that it will attempt to rule on the motion to dismiss by May 30, 2000 and has stayed discovery until such ruling. The Court has scheduled a hearing on NBO's motion for preliminary injunction on June 12, 2000 and provided for expedited discovery if the defendant's motion to dismiss is not granted.

ITEM 9. EXHIBITS

        EXHIBIT
          NO.                                      EXHIBIT
        -------                                    -------
       Exhibit 1         -- Letter to the Company's shareholders, dated May 22,
                            2000.*
       Exhibit 2         -- Form of Press Release issued by the Company on May 22,
                            2000.

---------------

* Included in copies mailed to the Company's shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            QUALITY DINING, INC.

                                            By: /s/ DANIEL B. FITZPATRICK

    ----------------------------------------------------------------------------
                                                Name:  Daniel B. Fitzpatrick
                                                Title:   Executive Vice
                                            President
                                                         and Chief Financial
                                            Officer

                                                                         ANNEX I

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid or accrued during each of the Company's last three fiscal years to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers, based on salary and bonus earned during fiscal 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                        COMPENSATION AWARDS
                                                                                      -----------------------
                                                          ALL OTHER COMPENSATION      SECURITIES   RESTRICTED
                                                 FISCAL   -----------------------     UNDERLYING     STOCK           ANNUAL
NAME AND PRINCIPAL POSITION                       YEAR     SALARY       BONUS(1)      OPTIONS(2)   AWARDS(3)      COMPENSATION
---------------------------                      ------   ---------     ---------     ----------   ----------     ------------
Daniel B. Fitzpatrick..........................   1999    $346,538(4)    $     0              0    $  60,000        $ 5,000(5)
  Chairman, President and Chief                   1998     340,000             0              0            0          4,773(6)
  Executive Officer                               1997     340,750             0         40,440            0          1,413(7)
John C. Firth..................................   1999    $234,635(4)    $97,486(8)      19,302    $  66,004(9)     $ 5,425(10)
  Executive Vice President, General               1998     230,328        91,800         20,000            0          4,905(11)
  Counsel and Secretary                           1997     184,038        50,000         15,000            0              0
James K. Fitzpatrick...........................   1999    $198,750(4)    $49,687         16,728    $  43,956        $ 5,000(5)
  Senior Vice President and Chief                 1998     185,288        92,500         20,000            0          7,440(12)
  Development Officer                             1997     170,942        75,000          4,670            0          1,524(7)
Gerald O. Fitzpatrick..........................   1999    $194,231(4)    $58,270         16,299    $  43,098        $ 1,638(5)
  Senior Vice President,                          1998     181,346        96,250         20,000            0          6,056(13)
  Burger King Division                            1997     155,000        75,000          3,980            0          1,298(7)
Patrick J. Barry...............................   1999    $188,558(4)    $47,712         15,871    $  42,240        $ 6,420(14)
  Senior Vice President, Administration           1998     165,288        78,525         20,000            0          4,910(15)
  and Information Technology                      1997     150,000        75,000              0            0         76,420(16)

---------------

 (1) Represents awards under the Company's bonus plan. To the extent the Company meets certain financial targets and performance targets established for the areas of the Company's operations under the supervision of the Named Executive Officer, the officer may receive a discretionary bonus. For fiscal 1999, fiscal 1998 and fiscal 1997, targeted performance levels and potential bonus awards were approved by the Compensation Committee. Bonus awards are accrued in the fiscal year earned, but typically paid in the following fiscal year.

 (2) Options to acquire shares of Common Stock. The Company has never granted SAR's.

 (3) Represents the market value of restricted shares awarded on June 1, 1999 under the Company's 1997 Stock Option Plan based on the closing market price of the Company's Common Stock ($3.00) on that date. The total number of shares of restricted stock awarded to the Named Executive Officers pursuant to the Company's 1997 Stock Option Plan in fiscal 1999 were:
     Daniel B. Fitzpatrick--20,000 shares; John C. Firth--18,668 shares; James
     K. Fitzpatrick--14,652 shares; Gerald O. Fitzpatrick--14,366 shares; and Patrick J. Barry--14,080 shares. The restricted shares awarded under the 1997 Stock Option Plan vest on June 1, 2006, subject to accelerated vesting in one-third increments when the Company's share price closes at or above $4.00, $5.00 and $7.00, respectively, for at least 10 out of 20 consecutive trading days. Holders of restricted stock are eligible to vote the shares and to receive dividends, if any. As of October 31, 1999, the total number and value (based on the closing market price of the Company's Common Stock on October 31, 1999) of the unvested restricted stock awards held by the Named Executive Officers were as follows: Daniel B. Fitzpatrick--20,000 shares ($52,500); John C. Firth--22,668 shares ($59,504); James K.
     Fitzpatrick--14,652 shares ($38,462); Gerald O. Fitzpatrick--14,366 shares ($37,711); and Patrick J. Barry--14,080 shares ($36,960).

 (4) Represents compensation paid over the Company's 53 week fiscal year.

 (5) Represents Company allocations to its discretionary, non-qualified deferred compensation plan. The Company's allocations to this plan on behalf of participants are determined at the discretion of the Board of Directors.

 (6) Includes Company allocations to its discretionary, non-qualified deferred compensation plan of $2,158 and Company contributions to its discretionary, noncontributory profit sharing plan of $2,615. The Company's allocations and contributions to these plans on behalf of participants are determined at the discretion of the Board of Directors.

 (7) Represents Company contributions under its discretionary, noncontributory profit sharing plan.

 (8) Includes a one-time bonus which Mr. Firth received in connection with his employment agreement.

 (9) Of this amount, (i) $56,004 represents the market value of restricted shares awarded on June 1, 1999 under the Company's 1997 Stock Option Plan based on the closing market price of the Company's Common Stock ($3.00) on that date and (ii) $10,000 represents the market value of 4,000 restricted shares awarded pursuant to Mr. Firth's Employment Agreement with the Company based on the closing market price of the Company's Common Stock on the date of the award. The restricted shares awarded pursuant to Mr. Firth's Employment Agreement vest on February 24, 2000. As of October 31, 1999, the market value of these 4,000 restricted shares (based on the closing market price of the Company's Common Stock on that date) was $10,500.

(10) Includes Company allocations to its discretionary, non-qualified deferred compensation plan of $5,000 and life insurance premiums of $425.

(11) Includes Company allocations to its discretionary, non-qualified deferred compensation plan of $4,480 and life insurance premiums of $425.

(12) Includes Company allocations to its discretionary, non-qualified deferred compensation plan of $4,269 and Company contributions to its discretionary, noncontributory profit sharing plan of $3,171.

(13) Includes Company allocations to its discretionary, non-qualified deferred compensation plan of $2,554 and Company contributions to its discretionary, noncontributory profit sharing plan of $3,502.

(14) Includes Company allocations to its discretionary non-qualified deferred compensation plan of $5,000 and life insurance premiums of $1,420.

(15) Includes Company allocations to its discretionary non-qualified deferred compensation plan of $3,490 and life insurance premiums of $1,420.

(16) Includes a $75,000 payment to Mr. Barry pursuant to his letter agreement with the Company (See "Employment Agreements") and life insurance premiums of $1,420.

EMPLOYMENT AGREEMENTS

     In August 1996, Patrick J. Barry entered into a letter agreement with the Company in connection with his appointment as Vice President of the Company, pursuant to which the Company agreed to pay Mr. Barry an annual base salary of $150,000 for fiscal year 1997 and $165,000 for fiscal year 1998. In addition, the Company granted Mr. Barry options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $21.25 which was equal to the fair market value of the Company's stock on the date of grant. The Company also agreed to pay Mr. Barry a bonus of $75,000 which was paid to him in fiscal 1997. The Company further agreed that in the event Mr. Barry is terminated by the Company, other than for cause, it would pay him severance benefits equal to one year's base salary if the termination occurs in his first three years of employment and 75% of one year's base salary if the termination occurs in his fourth year of employment. As part of his employment arrangement, the Company also agreed to pay Mr. Barry $75,000 to compensate him for financial losses incurred by him in connection with his resignation from his former employer, which amount was determined and paid to him in fiscal 1997.

     In August 1999, the Company entered into an Employment Agreement with John
C. Firth, its Executive Vice President and General Counsel. Mr. Firth's previous Employment Agreement expired in June 1999. The agreement is for a period of three years and extends automatically for one year on each anniversary date.

Mr. Firth's agreement provides for a $240,000 base salary which shall be reviewed at least annually for increase and cash bonus payments of up to 50% of his base salary determined in a manner similar to other senior executives of the Company. In connection with entering into the agreement, Mr. Firth received a one-time cash bonus of $40,000 and was awarded 4,000 restricted shares of Company Common Stock, valued at $10,000 based upon the closing market price of the Company's Common Stock on the date of grant. The restricted shares vest on February 24, 2000. The Company also agreed to maintain a life insurance policy on Mr. Firth's life during his employment in the amount of $500,000 for the benefit of Mr. Firth or his designee. Pursuant to the agreement, Mr. Firth is prohibited from competing with the Company or soliciting Company employees for a period of one year after the termination of his employment. If the agreement is terminated by the Company, other than for cause or by Mr. Firth with good reason (which includes the termination of Mr. Firth's employment for any reason within one year following a change in control of the Company), Mr. Firth is entitled to two times his base salary and maximum bonus, additional and accelerated vesting and exercisability as to the portion of any outstanding option scheduled to vest on the next following vesting date and the Company will continue to provide health and welfare benefits for one year.

     In June 1999, the Company entered into non-compete agreements with certain of its officers, including James K. Fitzpatrick and Gerald O. Fitzpatrick. The agreements prohibit such officers from competing with the Company or soliciting employees of the Company for a period of one year following the termination of their employment. The agreements also provide that in the event of a change of control of the Company, such officers will receive two times (in the case of James K. Fitzpatrick) or one and one-half times (in the case of Gerald O. Fitzpatrick) their base salary and maximum bonus potential at the time of the change of control. The Board of Directors believed that these agreements, together with awards under the Long Term Incentive Plans described below, would encourage these key employees to remain with the Company at a critical stage in the implementation of the Board's long-term strategy. In the case of the change of control payments, the Board believed that these officers would be better able to act in the interests of all shareholders in the face of a hostile takeover attempt or in the event that the Board of Directors determined that the Company should be sold if they were assured of receiving sizable payments following a change of control. The Board was advised that such arrangements were prevalent among publicly-traded companies and concluded that such arrangements would foster, rather than impair, the ability of the Company to be sold. The Board of Directors believed that these considerations were as applicable to James and Gerald Fitzpatrick as they were to the other key officers of the Company who were provided with comparable arrangements.

COMPENSATION OF DIRECTORS

     During fiscal 1999, the Company paid Directors who are not employees of the Company an annual retainer of $8,000, plus $500 for each regular Board of Director's meeting attended and $750 for each special Board of Director's meeting attended and each committee meeting attended if the committee met on a day other than a Board of Director's meeting. All Directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No Director who is an officer or employee of the Company receives compensation for services rendered as a Director.

     In addition, under the Company's 1993 Outside Directors Plan and the Company's 1999 Outside Directors Stock Option Plan ("1999 Outside Directors Plan"), generally on May 1 of each year, each then non-employee Director of the Company automatically receives an option to purchase 2,000 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the date of grant. Each option will have a term of 10 years and will be exercisable six months after the date of grant. No options were granted on May 1, 1999 to non-employee Directors; however, under the 1999 Outside Directors Plan, on May 1, 2000 each then non-employee Director will automatically receive an option to purchase 4,000 shares of Common Stock. See "-- Stock Options".

STOCK OPTIONS

     On December 17, 1993, the Directors and shareholders of the Company adopted the 1993 Stock Option Plan. The 1993 Stock Option Plan provides for awards of incentive and non-qualified stock options and shares of restricted stock to the officers and key employees of the Company. An aggregate of 1,000,000 shares of

Common Stock were originally subject to the 1993 Stock Option Plan (subject to adjustment in certain events). In fiscal 1999, the Company repurchased 298,340 options previously issued under the 1993 Stock Option Plan. See "-- Long Term Incentive Plans." These options were permanently retired and are not available to be reissued. As of October 31, 1999, options to purchase 197,990 shares of Common Stock were outstanding under the 1993 Stock Option Plan. No awards for additional shares of Common Stock will be made under the 1993 Stock Option Plan, although the terms of options granted pursuant to the 1993 Stock Option Plan may be modified.

     On February 14, 1997, the Board of Directors adopted, subject to shareholder approval, the 1997 Stock Option Plan. On March 26, 1997, the shareholders of the Company approved the adoption of the 1997 Stock Option Plan at the 1997 annual meeting of shareholders. The 1997 Stock Option Plan provides for awards of incentive and non-qualified stock options, shares of restricted stock, SAR's and performance stock to the officers and key employees of the Company. An aggregate of 1,100,000 shares of Common Stock are subject to the 1997 Stock Option Plan (subject to adjustment in certain events). As of October 31, 1999, options to purchase 536,000 shares of Common Stock were outstanding under the 1997 Stock Option Plan and 155,552 restricted shares had been issued and were outstanding under the 1997 Stock Option Plan.

     The Company's Board of Directors and shareholders approved the 1993 Outside Directors Plan effective December 17, 1993. The Company's 1993 Outside Directors Plan reserved for issuance 40,000 shares of the Company's Common Stock (subject to adjustment for subsequent stock splits, stock dividends and certain other changes in the Common Stock) pursuant to non-qualified stock options to be granted to non-employee Directors of the Company. As of October 31, 1999, options to purchase 38,000 shares of Common Stock were outstanding under the 1993 Outside Directors Plan. See "-- Compensation of Directors."

     On December 15, 1999, the Board of Directors adopted the 1999 Outside Directors Plan. The 1999 Outside Directors Plan reserves for issuance 80,000 shares of the Company's Common Stock (subject to adjustment for subsequent stock splits, stock dividends and certain other changes in the Common Stock) pursuant to non-qualified stock options to be granted to non-employee Directors of the Company. The 1999 Outside Directors Plan provides that on May 1, 2000, each non-employee Director will automatically receive an option to purchase 4,000 shares of Common Stock and on May 1 of each year thereafter, each non-employee Director will automatically receive an option to purchase 2,000 shares of Common Stock. Each option will have an exercise price equal to the fair market value of the Common Stock on the date of grant.

     No option granted under the 1993 Outside Directors Plan or the 1999 Outside Directors Plan may be exercised less than six months or more than 10 years from the date it is granted. In addition, no option may be exercised unless the grantee has served continuously on the Board of Directors at all times beginning on the date of grant and ending on the date of exercise of the option. Nevertheless, all options held by a grantee who ceases to be a non-employee Director due to death, permanent disability or retirement with the consent of the Board of Directors may be exercised, to the extent they were exercisable at the date of cessation, at any time within one year after the date of cessation. Options held by a deceased grantee may be exercised by the grantee's estate or heirs. If a grantee ceases to be a non-employee Director for any other reason, such grantee's options will expire three months after cessation.

     The following table sets forth information with respect to options granted by the Company under the 1997 Stock Option Plan to the Named Executive Officers during fiscal 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                               ----------------------------------------------------       VALUE AT ASSUMED
                               NUMBER OF     % OF TOTAL                                 ANNUAL RATES OF STOCK
                               SECURITIES     OPTIONS                                  PRICE APPRECIATION FOR
                               UNDERLYING    GRANTED TO                                    OPTION TERM(2)
                                OPTIONS     EMPLOYEES IN   EXERCISE OR   EXPIRATION    -----------------------
NAME                           GRANTED(1)   FISCAL YEAR    BASE PRICE       DATE           5%          10%
----                           ----------   ------------   -----------   ----------    ----------   ----------
Daniel B. Fitzpatrick........         0            0%            --            --            --           --
John C. Firth................    19,302         12.0%         $3.00       5/31/09       $36,417      $92,287
James K. Fitzpatrick.........    16,728         10.4%         $3.00       5/31/09       $31,560      $79,980
Gerald O. Fitzpatrick........    16,299         10.1%         $3.00       5/31/09       $30,751      $77,929
Patrick J. Barry.............    15,871          9.8%         $3.00       5/31/09       $29,944      $75,883

---------------

(1) Consists of incentive stock options all of which were granted at 100% of the fair market value of the stock on the date of grant. The options are exercisable 25% on June 1, 2000, 25% on June 1, 2001 and 50% on June 1, 2002.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price. The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

     The following table sets forth information with respect to the exercise of options by the Named Executive Officers during fiscal 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                                     VALUE OF
                                  SHARES ACQUIRED                                        NUMBER OF SECURITIES       UNEXERCISED
                                    ON EXERCISE                 VALUE REALIZED          UNDERLYING UNEXERCISED     IN-THE-MONEY
                            ---------------------------   ---------------------------     OPTIONS AT FISCAL      OPTIONS AT FISCAL
NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE          YEAR-END             YEAR-END(1)
----                        -----------   -------------   -----------   -------------   ----------------------   -----------------
Daniel B. Fitzpatrick.....       0              0           23,200              0                 --                    --
John C. Firth.............       0              0            5,000         34,302                 --                    --
James K. Fitzpatrick......       0              0           23,600         31,728                 --                    --
Gerald O. Fitzpatrick.....       0              0           23,430         31,299                 --                    --
Patrick J. Barry..........       0              0            5,000         30,871                 --                    --

---------------

(1) The closing price for the Company's Common Stock as reported by the Nasdaq National Market System on October 31, 1999 was $2.625. The exercise prices of the options in the table exceeded $2.625 and therefore were not "In the Money."

401(K) AND DEFERRED COMPENSATION SAVINGS PLAN

     On October 27, 1986, the Company implemented the Quality Dining, Inc. Retirement Plan and Trust ("Plan I"). Plan I is designed to provide all of the Company's employees with a tax-deferred long-term savings vehicle. The Company provides a matching cash contribution equal to 50% of a participant's contribution, up to a maximum of 5% of such participant's compensation. Plan I is a qualified 401(k) plan. Participants in Plan I elect the percentage of pay they wish to contribute as well as the investment alternatives in which their contributions are to be invested. Participant's contributions vest immediately while Company contributions vest 25% annually beginning in the participant's second year of eligibility since Plan I inception.

     On May 18, 1998, the Company implemented the Quality Dining, Inc. Supplemental Deferred Compensation Plan ("Plan II"). Plan II is a non-qualified deferred compensation plan. Plan II participants are considered a select group of management and highly compensated employees according to Department of Labor guidelines. Since the implementation of Plan II, Plan II participants are no longer eligible to contribute to Plan I. Plan II participants elect the percentage of their pay they wish to defer into their Plan II account. They also elect the percentage of their account to be allocated among various investment options. The Company makes matching allocations to the Plan II participants' deferral accounts equal to 50% of a participant's contribution, up to a maximum of 5% of such participant's compensation. Company allocations vest 25% annually, beginning in the participant's second year of eligibility since Plan I inception.

LONG TERM INCENTIVE PLANS

     On June 1, 1999 the Company implemented two plans for its senior officers, a Strategic Executive Long Term Incentive Compensation Plan (the "Strategic Long Term Plan") and a Senior Executive Long Term Incentive Compensation Plan (the "Senior Long Term Plan" and, together with the Strategic Long Term Plan, the "Long Term Plans"). The participants in the Strategic Long Term Plan are seven of the Company's executive officers (including each of the Named Executive Officers other than Daniel Fitzpatrick, the Chief Executive Officer) and one other senior officer, and the participants in the Senior Long Term Plan are eight other senior officers of the Company.

     The Strategic Long Term Plan consists of three components: (i) restricted stock awards which vest on June 1, 2006, subject to accelerated vesting in one-third increments when the Company's share price closes at or above $4.00, $5.00 and $7.00, respectively, for at least 10 out of 20 consecutive trading days; (ii) options granted with an exercise price equal to the closing price of the Common Stock on June 1, 1999, of which 25% will vest on June 1, 2000, 25% will vest on June 1, 2001 and 50% will vest on June 1, 2002; and (iii) a cash bonus equal to the product of (A) 10% and (B) the sum of the actual base salary paid to a participant in fiscal years 1998, 1999 and 2000, payable at the conclusion of the fiscal year 2000 so long as the participant is still employed by the Company at that time. In the event of death or disability prior to the payment date, a participant (or their legal representative) in the Strategic Long Term Plan will receive the amount of the cash bonus that had accrued up to the date of the participant's death or disability.

     The Senior Long Term Plan consists of restricted stock awards and options that are identical to the restricted stock awards and options contained in the Strategic Long Term Plan, but does not contain a cash bonus component. The restricted stock and options issued to the participants of the Long Term Plans were issued under the Company's 1997 Stock Option Plan.

     The Company also repurchased 298,340 options previously issued, at strike prices ranging from $13.60 to $34.50, to certain executives and non-executive officers of the Company under the Company's 1993 Stock Option Plan for their fair value of $44,751, or $0.15 per option. The purchase price was determined using the Black-Scholes methodology. These options were permanently retired and are not available to be reissued. As part of this purchase, Daniel B. Fitzpatrick, John C. Firth, James K. Fitzpatrick, Gerald O. Fitzpatrick and Patrick J. Barry sold to the Company 157,990, 35,000, 21,170, 17,290 and 15,000
options, respectively, and were paid $23,699, $5,250, $3,175, $2,593 and $2,250, respectively.

                              CERTAIN TRANSACTIONS

     Related party transactions are subject to the review and approval of the Company's Audit Committee, which is composed exclusively of the Company's disinterested Directors.

LEASES OF HEADQUARTERS BUILDING AND RESTAURANT FACILITIES

     In February 1997, the Company moved into a new headquarters facility, which is leased from a limited liability company in which the Company has a 50% interest. The Company leased its former headquarters facility from B.K. Main Street Properties, a partnership owned by Messrs. Daniel B. Fitzpatrick, Ezra H. Friedlander and James K. Fitzpatrick. This lease was a triple net lease with monthly rental payments calculated on the basis of $12.00 per square foot annually. The lease provided for renewals of up to five years at then prevailing market rates. The Company believes that this lease was on terms at least as favorable as could be obtained from an unrelated third party. In May 1997, the Company subleased its former headquarters facility to a local financial institution for a term extending through the expiration of the Company's lease. On May 5, 1999, the financial institution exercised its option to purchase the Company's former headquarters facility from B.K. Main Street Properties which resulted in the termination of the Company's lease. During fiscal 1999, the Company paid $64,234 under this lease and received $40,781 from the sublessee.

     Of the Burger King restaurants operated by the Company as of October 31, 1999, 41 were leased from a series of entities owned, in various percentages, by Messrs. Daniel B. Fitzpatrick, Ezra H. Friedlander and James K. Fitzpatrick (the "Real Estate Partnerships"). The Company believes that these leases are on terms at least as favorable as leases that could be obtained from unrelated third parties. Each of the leases between the Company and a Real Estate Partnership are triple net leases which provide for an annual base rent equal to 13 1/2% of the total cost (land and building) of the leased restaurant, together with additional rent of 7% of restaurant sales, to the extent that amount exceeds the base rental. These terms are substantially identical to those which were offered by Burger King Corporation to its franchisees at the time the leases were entered into except that Burger King Corporation was generally charging additional rent of 8 1/2% of restaurant sales. During fiscal 1999, the Company paid $3,872,378 under these leases.

     During fiscal 1999, the Company paid an aggregate of $3,936,612 under these related party leases. The Company does not presently intend to enter into additional leases with related parties.

TRANSPORTATION SERVICES

     Burger Management South Bend No. 3, Inc., an Indiana corporation ("SB No. 3"), owned by Messrs. Daniel B. Fitzpatrick, Ezra H. Friedlander and James K. Fitzpatrick, has provided the service of its King Air turbo-prop aircraft to the Company. In fiscal 1999, SB No. 3 billed the Company $260,000. The Company believes that the amounts paid for air services were no greater than amounts which would have been paid to unrelated third parties for similar services. Consequently, the Company intends to continue to utilize SB No. 3 to provide air transportation services. Since January 1, 1996, SB No. 3 has leased two or three employees from the Company to act as a pilot and co-pilot of the aircraft. SB No. 3 reimburses the Company for the Company's full cost of such employees.

ADMINISTRATIVE SERVICES

     The Company provides certain accounting, tax and other administrative services to the Real Estate Partnerships and SB No. 3 on a fee for services basis. The aggregate amount of fees paid to the Company for administrative services by these entities during fiscal 1999 was $14,000. The Company believes that these fees are no lesser than amounts which would have been charged to unaffiliated third parties for comparable services.

                                                                        ANNEX II

                                                       McDonald Investments Logo

May 19, 2000

Board of Directors
Quality Dining, Inc.
P.O. Box 416
South Bend, IN 46624

Members of the Board:

     We understand that on May 9, 2000, QDI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a wholly owned subsidiary of NBO, LLC, a Michigan limited liability company (the "Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated May 9, 2000 and filed with the Securities and Exchange Commission, that it has commenced a tender offer to purchase all outstanding shares of Common Stock, without par value (the "Common Stock"), including associated rights to purchase Preferred Stock, of Quality Dining Inc. (the "Company") not already beneficially owned by Parent, at a price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

     You have asked for our opinion as to whether the consideration to be received pursuant to the Offer is adequate from a financial point of view to the holders of Common Stock other than the Parent and its affiliates.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) reviewed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects and business strategy of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Common Stock;

Board of Directors
May 19, 2000
Page 2
     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) reviewed the Offer to Purchase, the Schedule TO and certain related documents; and

     (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and judgements of the future financial performance of the Company, and we have assumed that such projections are capable of being achieved. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Offer, or otherwise required, with the Securities and Exchange Commission. This opinion is not intended to be and shall not constitute a recommendation to any holder of Common Stock as to whether to tender shares of Common Stock pursuant to the Offer.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer is inadequate from a financial point of view to the holders of Common Stock other than the Parent and its affiliates.
                                    Very truly yours,

                                    McDONALD INVESTMENTS INC.

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